

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

Commission file number: 001-13605

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

Elgin Federal Financial Center 401(k) Employee Benefit Plan and Trust

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

EFC Bancorp, Inc.
1695 Larkin Avenue
Elgin, Illinois 60123

REQUIRED INFORMATION

Items 1-3. The Elgin Federal Financial Center 401(k) Employee Benefit Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Plan financials will be filed by amendment.

Exhibits

24 Accountant's Consent*
99 906 Certification*

* To be filed by amendment

00225228.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2003

ELGIN FEDERAL FINANCIAL CENTER 401(k) EMPLOYEE BENEFIT PLAN AND TRUST



Barrett J. O'Connor
President and Chief Executive